UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number 001-31583

NAM TAI PROPERTY INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

No. 2 Namtai Road, Gushu Community, Xixiang Township

Baoan District, Shenzhen City, Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NAM TAI PROPERTY INC.

Form 6-K

CONTENTS

The Board of Directors of Nam Tai Property Inc. (the “Company”), a company incorporated under the laws of the British Virgin Islands, is providing the following updates. Unless otherwise indicated, references here to “$” are expressed in U.S. dollars.

Hong Kong Arbitration Update

As previously disclosed in the Company’s filings with the Securities and Exchange Commission, in October 2020, the Company conducted a private placement (the “2020 PIPE”) with Greater Sail Ltd. (“GSL”), a wholly owned subsidiary of Kaisa Group Holdings Limited. The 2020 PIPE was voided by the British Virgin Islands Commercial Court in the Eastern Caribbean Supreme in March 2021. Immediately thereafter, GSL initiated an international arbitration in Hong Kong, against the Company, seeking reimbursement of the $146.9 million that GSL paid under the now void 2020 PIPE (“GSL’s Claim”).

As also previously disclosed, on April 6, 2023 the arbitrator (the “arbitrator”) issued the first partial award, dismissing GSL’s Claim against the Company for the reimbursement of the $146.9 million. On April 20, 2023, GSL initiated proceedings before the High Court of the Hong Kong Special Administrative Region, Court of First Instance (the “Hong Kong Court”) to set aside the arbitrator’s first partial award. The Hong Kong Court issued a judgment on December 29, 2023 on GSL’s application, remitting the award back to the arbitrator, and a new hearing before the arbitrator took place between March 22 and 25, 2024. In the interim the Hong Kong Court stayed its determination of GSL’s application to set aside the arbitrator’s first partial award.

On May 6, 2024, the arbitrator informed the Company that he expects to issue a new award by the end of June 2024.

Additionally, the Hong Kong Court has ordered that it will resume its hearing of GSL’s application to set aside the arbitrator’s first partial award on October 16, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2024

NAM TAI PROPERTY INC.

By:	/s/ Yu Chunhua
Name:	Yu Chunhua
Title:	Chief Executive Officer